UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 18, 2016

Commission File Number 1-14846

<u>AngloGold Ashanti Limited</u>
(Name of registrant)

76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
<u>South Africa</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   **No <u>X</u>**

Enclosure: Press release - **ANGLOGOLD ASHANTI NOTES PUBLICATION OF DRAFT MINING CHARTER**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

18 April 2016

NEWS RELEASE

AngloGold Ashanti Notes Publication of Draft Mining Charter

(PRESS RELEASE – JOHANNESBURG) – AngloGold Ashanti notes the publication by South Africa's Department of Mineral Resources (DMR), on Friday, 15 April 2016, of the draft Reviewed Broad-Based Black Economic Empowerment Charter for the South African Mining and Minerals Industry 2016. The document, also known as the Mining Charter, is open for comments and representations for the next 30 days.

AngloGold Ashanti is currently analysing the provisions contained in the document. AngloGold Ashanti had no input into its contents, prior its publication. AngloGold Ashanti, along with its industry peers, through the Chamber of Mines of South Africa, will engage with the Minister of Mineral Resources and the DMR (the Minister), to provide comments and representations as requested by the Minister.

ENDS

18 April 2016
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

Contacts

Media

Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com
Chris Nthite   +27-83-301-2481   cnthite@anglogoldashanti.com

Investors

Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com
Fundisa Mgidi   +27 11 6376763 / +27 82 821 5322   fmgidi@anglogoldashanti.com
Sabrina Brockman   +1 212 858 7702 / +1 646 379 2555   sbrockman@anglogoldashanti.com

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 18, 2016

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance